Howard & Howard
law for business·

Ann Arbor	Chicago	Detroit	Las Vegas	Peoria

direct dial: 248.723.0451   **JEFFREY A. HOOVER**   email: JHoover@howardandhoward.com

December 9, 2014

ATTORNEY CLIENT PRIVILEGED

Mr. Michael Antaran
CARROT PASS LLC
628 Parent Street, Suite 100
Royal Oak, MI 48067

        Re: **Carrot Pass LLC Record Book;**
                Miscellaneous Organization Matters

Dear Mr. Antaran:

        Enclosed please find a complete copy of your limited liability company record book to date. We have retained the original in our office for future reference. You should note that the business was officially organized on December 9, 2014, being the filing date with the State of Michigan. As part of the normal process associated with forming a limited liability company (the "Company"), certain matters should or must be completed now and in the future. If you need any assistance completing them, please do not hesitate to contact us.

        The following steps should be taken to the extent applicable:

1.   **Michigan Annual Report/Statement.** It is the duty of each Company to file an annual report with the State of Michigan by February 15th of each year. Failure to file the report in a timely manner may result in penalties being imposed and, further, may result in the inadvertent dissolution of the Company. The annual report will be mailed to the Company's registered office address shortly after the first of the year. Please look for it and file by the due date.

2.   **Registered Agent and Office.** Please note that if you change your registered agent or registered office address, you need to change it with the State of Michigan. Please contact our office for assistance.

3.   **Admission of Additional Members.** The admission of additional members to your limited liability company is an important legal event and you should seek legal advice on the best way to handle such changes in order to protect yourself and future

members and to achieve the optimum management of the organization. Please contact us <u>before</u> you commit to admitting one or more new members.

4. **Maintenance of Company Books and Records**. Each Company must keep within its books and records a current list of the full name and last known address of each member and manager (should you choose in the future to have the Company managed by managers), a copy of the articles or restated articles of organization, together with any amendments to the articles, copies of the limited liability company's federal, state, and local tax returns and reports, if any, for the 3 most recent years, copies of any financial statements of the limited liability company for the 3 most recent years, copies of operating agreements, copies of records that would enable a member to determine the members' relative shares of the limited liability company's distributions and the members' relative voting rights.

5. **Signatures**. Whenever signing anything on behalf of the Company, you must indicate your representative capacity to avoid personal liability. For example,

WRONG: CARROT PASS LLC

By: _____
           Michael Antaran

RIGHT: CARROT PASS LLC
           a Michigan limited liability company

By: Marvel Apps, LLC, a Michigan limited
        liability company

As: Member

By: _____
           Michael Antaran
Its: Manager

6. **Licenses**. As you may know, Michigan requires certain types of businesses to be licensed. We understand your current business to be that of development of smartphone applications. As such, we believe that this type of business does not require a state license at this time. [However, there may be a local business license required which varies from municipality to municipality so you should contact the local authorities to inquire about any local license for the Company.] If you need any assistance, please contact us.

7. **Registration in States or Countries Other Than Michigan or the United States of America**. You should know that if you should decide to do business in states or

Howard & Howard
law for business·

countries other than Michigan or the USA, you are likely required to register your business in those other states and countries. Because each state and country's registration requirements vary and change from time to time, it is difficult for us to provide you with an exhaustive list of those requirements here. In any event, we would be pleased to assist you with any registration you may desire. Please contact us <u>before</u> doing business in another state or country if at all possible.

8. **Notice Regarding Formation of Company**. You must inform your customers or other vendors with whom you have conducted business that you have formed the Company and clearly indicate you are not conducting business in your personal name.

9. **Associations**. All societies and associations to which you belong or will join should be notified that you organized as a limited liability company and that you intend to operate in such capacity.

10. **Stationery**. All letterheads, envelopes, receipt forms, and other paper supplies should be ordered in the name of the Company or any assumed name adopted by the Company.

11. **Telephone**. The telephone service should be listed in the name of the Company for any dedicated lines. Contact your telephone company representative. You may also inquire into directory listings in the name of the Company.

12. **New Insurance**. We strongly recommend that you speak with a business insurance agent to determine what insurances may be beneficial to you and your business. Also, please note that if you have employees, some insurance such as workers' compensation is required by law. In addition, we strongly recommend that you have some general liability insurance to cover your business activities. If you do not have a business insurance agent, we would be pleased to recommend one.

13. **Existing Insurance**. We also recommend that you review your present insurance coverage you may have with your insurance representative. Specifically, you should review your life, disability, health, accident, auto, home (if you are working from there) and any umbrella insurance policies you may have.

14. **Bookkeeping**. Confer with your accountant about the specific form of bookkeeping procedure to be used. If you do not have an accountant, we would be pleased to recommend one.

15. **Bank Accounts**.

    a.   **Checking**. It will be necessary for you to open a checking account for the Company. Depending on the preference of your accountant, you may wish to open two accounts. Specifically, one checking account may be used for the general income and expenses of the Company, and the other checking account may be used for employee payroll and related employment expenses such as payroll taxes.

        b.   **Savings**. Subject to your preference to use a savings account, you may wish to open a savings account that will be the depository of funds in excess of the amount necessary to pay expenses of the Company.

16.   **Checks**. When you open the checking account for the Company, be certain to order checks that have been approved by your accountant. In this regard, you may wish to special order a specific form of check that will provide a space for a memorandum of the payment or space for the wages withheld, etc. Your accountant may recommend that you utilize computer based software programs that permit you to print checks directly from your computer and input the information into a software accounting package.

17.   **Credit Cards**. Credit cards should be issued in the name of the Company and should be used for all Company purposes, which include, but are not limited to, the following: travel and entertainment, acquisition of supplies and equipment, and payment of miscellaneous expenses ordinary and necessary to the Company's business purpose.

18.   **Personal Expenses**. If at any time you personally expend any sum or sums for the benefit of the Company, it is suggested that the Company issue a check reimbursing you for any such expenses incurred. For example, if you make a payment for and on behalf of the Company, you may merely deliver the receipt to the Company and, in exchange, receive a check as payment in full for that expense. You are, however, requested to confer with your accountant regarding specific procedures to be used.

19.   **Assets**. If you have not already done so, you should provide your accountant with a list of all assets that will be transferred by you to the Company. Typically we will provide you with an assignment (i.e. transfer) form for doing that. You may also consider having us review the same to determine if there is any suggested or necessary additional legal documentation to effect the transfer. Please note that the assignment form is not applicable to motor vehicles or real estate.

20.   **Motor Vehicle**. Subject to the preference of your accountant, you may wish to either transfer your automobile to the Company or have the Company reimburse you for your use of the vehicle for and on behalf of the Company. Please note that transferring your vehicle has legal liability consequences associated with it and may increase your insurance premiums as well. As such, please call us if you would like to discuss this further.

21.   **Taxes.** At this time we have obtained a federal tax identification number for the Company. You should also know that you may be required to register for federal,

state, or local income and/or employment taxes, as well as personal property taxes, at some point in the future. In addition, if you do business or have employees in states or countries other than Michigan or the USA, you likely have registration requirements there as well. Please contact us if you would like to discuss this further.

22. **Contracts and Leases**. Any future contracts or leases you enter into on behalf of the Company should be executed as stated earlier in this letter. Any existing contracts or leases may or may not be able to be assigned (i.e. transferred) into the name of the Company. You should review any existing contracts or leases to see if they may be assigned as some contracts or leases may require prior permission to do so. We would be pleased to assist you with those reviews.

In addition, we recommend that you consider having any contract you may enter into on behalf of the Company reviewed by our office before execution. We would also be pleased to assist you in the preparation of any contract you may need to do business with your customers.

23. **Loans and Other Financing.** Any future loans you borrow on behalf of the Company should be documented and executed as stated earlier in this letter. In addition, if the Company lends money to you, the loan to you should be properly documented. If you need assistance reviewing loans to the Company, or from the Company to you, please contact us.

Any existing loans you may have related to your business may or may not be able to be assigned (i.e. transferred) into the name of the Company. You should review any existing loan documents to see if they may be assigned as most loans typically require prior permission from the lender to do so. We would be pleased to assist you with those reviews.

24. **New Lines of Business.** The foregoing information generally assumes that you have one major line of business and not more. Often there are times when a business desires to engage in a different line of business which you may desire to segregate for legal purposes in order to minimize risk associated with the new line activities in relation to the existing line assets. As such, we strongly suggest that you contact us _before_ engaging in new lines of business to discuss potentially segregating lines for minimizing risk and liability purposes.

25. **Estate and Succession Planning**. As a closely held business owner there are numerous considerations you should give to an estate plan if you have not already done so. Similarly, you should give some thought to who may succeed you in the business in the event of your death or disability. If you would like to discuss this further, please contact us.

Howard & Howard

law for business·

We have enjoyed working with you on organizing your new venture and hope that you view us as an integral part of your management team. As always, if you should have any questions, please do not hesitate to contact us. Best regards and we look forward to working with you in the future.

Very truly yours,

HOWARD & HOWARD ATTORNEYS PLLC

Jeffrey A. Hoover

JAH/gi
Enclosure

4844-2416-5409, v. 1